FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results of Telefónica Group: January- March 2008	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14th, 2008	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – March 2008

TELEFONICA S.A.

May 14th, 2008


Spirit of
PROGRESS

Telefonica

Disclaimer

This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, please note that this information contained in the document has not been verified or revised by the Auditors of Telefónica.

Q1 08 Results Highlights

- **Solid performance across regions, on track to deliver 2008 guidance**
- **Continued fast customer growth**, driven by mobile, broadband and TV
- **Strong growth rates, crystallizing value from our diversification and integrated management model:**
  - 17th consecutive quarter with **organic revenue growth higher than 7%**
  - 15th sequential quarter with **simultaneous growth in revenues, OIBDA, OI, net income and EPS**
  - Growth ramp **from top to bottom line**
  - **EPS growth above 25%**
- **Sound balance sheet,** financial flexibility
- **Robust OpCF**, with positive contribution from all countries
- **Returning value to shareholders,** accelerated execution of share buyback program

Robust growth profile from top to bottom

€ in millions	Jan-Mar 2008	Change Q1 08/Q1 07	Change ex-forex[1] Q1 08/Q1 07	Change organic[2] Q1 08/Q1 07
Revenues	13,896	**+1.1%**	+3.4%	**+7.0%**
Operating Income before D&A (OIBDA)	5,376	**+5.3%**	+6.6%	**+8.2%**
OIBDA Margin	38.7%	**+1.5p.p.**		**+0.4p.p.**
Operating Income (OI)	3,099	**+14.4%**	+15.6%	**+17.2%**
Net income	1,538	**+22.4%**		
OpCF (OIBDA-CapEx)	4,057	**+9.1%**	+10.3%	**+11.9%**

NEGATIVE IMPACTS FROM CHANGES IN CONSOLIDATION AND FX

(1) Constant exchange rate as of Q1 07.
(2) Assuming constant exchange rates as of Q1 07 and including the consolidation of TVA in January-March 2007 and the impact in T. España revenues for new public voice telephony services business model (€-31.7 m). It excludes the consolidation of Airwave and Endemol in January-March 2007.

Net income up by more than 20%

€ in millions
(% change y-o-y)


+5.3%
+14.4%
+22.4%
€ 178 m (O2's PPA)
€ 43 m (T. O2 CR´s PPA)
5,376
-2,277
(-5.0%)
3,099
-1
(c.s.)
-767
(-0.1%)
-736
(+12.2%)
-57
(-12.7%)
1,538
Q1 08 OIBDA
D&A
Q1 08 OI
Associates
Financial results
Taxes
Minorities
Q1 08 Net Income

25.8% ANNUAL GROWTH IN EPS TO 0.328 € IN Q1 08

Fast customer growth, capturing bundling potential


Accesses (Mar-08/Mar-07)
millions
+4.5%
46.8
+8.8%
42.8
+17.7%
137.7
+12.9%
233.5
+16.3%
171.7
+26.8%
10.9
+64.4%
1.9
43.5
+0.2%
T. España
T. Europe
T. Latam
Total
Mobile
BB
Pay TV
Fixed

- 4.7 m net adds in Q1 08: +41.8% y-o-y
- 36% of total accesses with bundles: +7 p.p. vs. Mar-07

Distinctive top line performance


Q1 08 Revenue growth by regions
(Organic[1] y-o-y growth)
+7.0%
+2.6%
+6.4%
+12.6%
TEF Group
T. España
T. Europe
T. Latam
Contribution to Group growth
+0.6 p.p.
+1.7 p.p.
+4.4 p.p.


Q1 08 Revenue breakdown
Others & eliminations 1%
T. Europe: 25% (€ 3,472 m)
T. España: 37% (€ 5,131 m)
T. Latam: 37% (€ 5,158 m)

- **Strong growth in Broadband revenues:**
  - Mobile Broadband: +27.0% y-o-y organic growth
  - Fixed Broadband & VAS: +13.6% y-o-y organic growth

(1) Assuming constant exchange rates and including the consolidation of TVA in January-March 2007 and the impact in T. España revenues for new public voice telephony services business model (€-31.7 m). It excludes the consolidation of Airwave and Endemol in January-March 2007.

Retaining benchmark profitability

Q1 08 OIBDA growth by regions
(Organic[1] y-o-y growth)


+8.2%
+6.4%
+5.3%
+11.8%
TEF Group
T. España
T. Europe
T. Latam

Contribution to Group growth	T. España	T. Europe	T. Latam
	+3.1 p.p.	+0.9 p.p.	+4.0 p.p.

Q1 08 OIBDA breakdown


T. Europe: 17%
(€ 912 m)
T. Latam: 35%
(€ 1,877 m)
T. España: 48%
(€ 2,597 m)

- **Enhanced profitability: 38.7% OIBDA margin (+1.5 p.p.)**
  - T. España: 50.6% (+2.1 p.p. vs. Q1 07)
  - T. Latam: 36.4% flat vs. Q1 07
  - T. Europe: 26.3% flat vs. Q1 07

(1) Assuming constant exchange rates and including the consolidation of TVA in January-March 2007. It excludes the consolidation of Airwave and Endemol in January-March 2007.

Telefónica España: Solid performance in Q1


Revenue growth
(Q1 08 y-o-y change)
+2.6%
+1.9%
+2.0%
+1.0%
+2.7%
Including PUT effect
OIBDA growth
(Q1 08 y-o-y change)
+6.4%
+2.8%
+9.7%
+4.0%
+2.1%
+1.3%
Excluding Real Estate Program and Bad debt recovery
OIBDA margin
(Q1 08)
50.6%
48.8%
50.6%
47.9%
43.7%
43.4%
Excluding Real Estate program & Bad debt recovery and including PUT effect
T. ESPAÑA
Wireline
Wireless

- **Sustained revenue growth in wireline:**
  - +9.8% growth in Internet & BB revenues
  - Healthy trends in access and traditional voice services
- **2% y-o-y growth in mobile service revenue:**
  - +3.4% advance in customer revenue driven by robust wireless data growth (+16.7%)
  - Lower interconnection revenues partially offset by good growth in roaming-in revenues

- **Continuous focus on efficiency gains sustains outstanding profitability:**
  - Strong underlying growth
  - Reaping the benefits of workforce reorganization measures
  - +0.9 p.p like for like advance in wireline OIBDA margin
  - Flattish margins in wireless vs. Q1 07

Wireline Business: Expanding access base by upselling and getting new customers

Q1 08 net adds ('000)


+116.1 Q4 07
+132.2 Q1 07
+134.9
+113.5
-76.7
-21.4
+76.4
Naked
shared
Telefónica
Fixed
Telephony
Shared
ULL
Full ULL
(includes
Naked Shared)
TOTAL
ULL

Telefónica Retail BB net adds ('000)


253.1
-20.9%
233.1
-31.2%
221.8
-12.4%
Q1 07
Q4 07
Q1 08

y-o-y change

Pay TV net adds ('000)


35.6
42.0
43.0
Q1 07
Q4 07
Q1 08

- **Sustain expansion of fixed line market:**
  - +1.9%E y-o-y
  - Accelerated uptake of naked shared loops (included as Full ULL)
- **Strengthened competitive position, capitalizing on a high quality BB offer:**
  - +20.2% y-o-y growth in retail BB accesses to 4.8 m
  - Stable 57% BB market share at the end of March 08
  - 82% of retail BB accesses with 2P & 3P
- **Steady growth in Pay TV:**
  - 554,045 Imagenio customers (+32.4% y-o-y growth)
- **Increased value from our customers:**
  - Total wireline ARPU +2.4% up to 68.2€

Wireless Business: Steady customer growth and continued push in data usage

Customer growth (Mar-08 y-o-y change)


+5.5%
+11.3%
61% of total customer base
-2.4%
TOTAL
Contract
Prepay

Outgoing ARPU (y-o-y change)


Q4 07
Q1 08
-2.9%
-4.6%
+2.6%
+11.0%
-2.0%
-2.1%
Voice
Data
Total

Data revenue (Q1 08 y-o-y change)


+16.7%
+6.8%
+12.5%
+66.8%
Total
P2P Commun.
Content
Connectivity

- **Sound leadership despite new entrants, leveraging market leading churn rate:**
  - 23.0 m accesses in a 112% penetration market
  - 305.2K contract net adds in Q1; 181.8K in total
  - Stable blended churn rate at 1.8%; further reductions in contract churn to 1.1%
- **ARPU & MoU performance in line with Q4 07:**
  - 30.5€ ARPU in Q1 08 (-3.7% y-o-y vs. -3.6% in Q4 07)
  - Incoming ARPU impacted by MTR cuts
  - Lower outgoing MoU:
    - Less traffic promotions in Q1 08 vs. Q1 07
    - Lower usage
- **Continued strong growth in data services, both in Residential and Corporate customers:**
  - ~700K new 3G devices in Q1 08 to 4.2M (2.8x vs. Mar-07)
  - ~550K flat & daily rates
  - Strong push in content SMS ("Superconcursos")

Telefónica Latinoamérica: Solid results in a high growth region

Mar-08 Accesses (in millions)


103.7
25.6
5.2
1.2
+23.0%
+1.9%
+29.5%
+77.2%
Mobile
Fixed
BB
PayTV
Y-o-y change

Revenue growth (Q1 08 y-o-y change)


+10.1%
+12.6%
2.8p.p
2.6p.p
2.3p.p
1.9p.p
2.9p.p
€ terms
Organic
Ven.
Mex.
Brazil
Arg.
Others¹

OIBDA growth (Q1 08 y-o-y change)


+9.6%
+11.8%
4.1p.p
3.5p.p
1.3p.p
0.8p.p
2.1 p.p
€ terms
Organic
Ven.
Mex.
Chile
Col.
Others²

- **Accelerated customer expansion led by mobile businesses & fixed-line transformation:**
  - 137.7 m accesses, 17.7% up y-o-y
  - Robust mobile net adds
  - Fostering bundles to capture the BB & Pay TV potential
  - Leveraging a sound macroeconomic scenario: Brazil & Peru upgraded to Investment Grade
- **Solid top-line performance:**
  - Wireline broadband & mobile drive the growth
- **OIBDA growth driven by mobile services:**
  - Healthy margin (36.4%) despite a strong commercial push
- **Positive OpCF generation in all markets, Mexico included**

(1) Includes Central América, Colombia, Perú, Ecuador, Chile, Uruguay and Others
(2) Includes Central América, Perú, Ecuador, Brazil, Argentina, Uruguay and Others

Wireless Business: Fast customer growth & sound outgoing ARPU

Mar-08 mobile customers (in millions)


34.3
13.8
13.3
9.3
8.8
8.7
6.4
9.1
+18%
+18%
+42%
+13%
+16%
+56%
+12%
+28%
Brazil
Arg.
Mex.
Ven.
Col.
Perú
Chile
Other¹

y-o-y change

Customer Growth drivers (Q1 08 y-o-y change)


+26.4%
+0.0 p.p
+37.1%
Gross adds
Churn
Net adds

Outgoing MoU & ARPU (Q1 08 y-o-y change)


20.6%
+4.5%
MoU
ARPU Ex-forex

- **Solid gross adds in most markets:**
  - Strong uptake in Brazil, leveraging GSM push
  - Flat churn rate (2.7%) despite the high commercial activity in Q4 07
  - 3.1M net adds without strong commercial campaigns
- **Double digit customer growth in most markets:**
  - 69% of total customer base in GSM (+25.7 p.p. y-o-y)
  - 71% average mobile penetration (+12 p.p. y-o-y)
- **Healthy ARPU performance despite lower MTR:**
  - New commercial offerings fostering usage
  - Flat blended ARPU, positive outgoing performance
  - Increased traction of mobile data services (+39.9% vs. Q1 07), weighing only 13% of service revenues
- **Progressive 3G launch:**
  - CDMA/EVDO 3G services in Brazil & Venezuela
  - 3G already launched in Argentina, Chile & Uruguay

(2) Includes Central América, Ecuador and Uruguay

Wireline business: Further advance in business transformation

Mar-08 Retail BB accesses ('000)


2,168
885
648
594
238
+28.2%
+50.5%
+22.7%
+19.4%
x2.5
Brazil
Argentina
Chile
Peru¹
Colombia

Pay TV net adds ('000)


35
2.2x
77
Q1 07
Q1 08

Bundles weight


43%
26%
22%
55%
35%
37%
Mar-07
Mar-08
Local & Control bundles+2P&3P/Fixed Accesses
Local bundles+2P&3P/Fixed Accesses
2P&3P/DSL Accesses

- **Outstanding BB accesses growth (+29.5% y-o-y) to reach 5.2 M**
  - Push in bundling offering
- **Higher speeds in ADSL portfolio (Telesp, Chile)**
- **Expanded broadband coverage in Colombia with positive impact in gross adds** (Mar-08: +53% vs. Feb-08)
- **TV offering in Brazil starting to take off leveraging enhanced products (Globo content):**
  - 51.4K net adds in Q1 08

Q1 08	Internet & TV revenue/ total revenue	y-o-y change
Colombia	13.8%	+7.4 p.p.
Perú	29.4%	+6.6 p.p.
Chile	21.3%	+4.8 p.p.
Brazil	11.7%	+2.5 p.p.
Argentina	15.5%	+2.1 p.p.

- **Total fixed line accesses up 1.9% y-o-y**
- **Fixed line revenue per access expansion:** +1.9% y-o-y ex-forex

(1) Including cable modem

Sum-up: Capturing growth opportunities in our markets

Q1 08 y-o-y growth (in local currency)		Total revenue	BB & TV revenue	Mobile service revenue	Mobile outgoing service revenue	Total OIBDA	Mobile OIBDA
Integrated	Brazil[1]	+6.7%	+32.8%	+16.6%	+20.2%	(3.6%) +0.4%	+16.3%
Integrated	Argentina	+16.1%	+32.7%	+21.8%	+24.9%	(1.3%)	+15.3%
Integrated	Chile	+16.8%	+37.2%	+29.0%	+28.8%	+13.3%	+36.9%
Integrated	Perú	+5.2%	+19.7%	+32.1%	+48.4%	(7.2%)	+28.6%
Integrated	Colombia	+2.8%	+119.8%	+1.2%	+22.5%	+13.2%	+88.5%
Integrated	C. América[2]	+8.2%		+11.6%	+25.2%	+19.2%	
Mobile	Venezuela	+25.6%		+20.3%	+28.6%	+29.4%	
Mobile	México	+38.9%		+47.9%	+64.5%	x>3	
Mobile	Ecuador	+18.3%		+16.1%	+25.0%	+14.0%	
Mobile	Uruguay	+35.7%		+36.2%	+40.9%	+73.3%	

Ex-one-offs

Vivo Q1 08 y-o-y growth (in local currency)


+56%
83% in GSM
0.0 p.p.
+18%
43% in GSM
+3%
+20%
+16%
29.5% Margin
Gross Adds
Churn
Customers
Outg. ARPU
Outgoing Ss. revenue
OIBDA

T. México Q1 08 y-o-y growth (in local currency)


+9%
-0.3 p.p.
+42%
Close to 19% ms
+13%
+64%
OpCF € 57 m
19.0% Margin
x>3
Gross Adds
Churn
Customers
Outg. ARPU
Outgoing Ss. revenue
OIBDA

(1) Includes 50% of Vivo
(2) Guatemala, El Salvador, Panama and Nicaragua

Telefónica Europe: Building scale across markets


Revenue growth (Q1 08 y-o-y change)
Ex- forex & Airwave
Ex- forex
+6.4%
-1.7%
+12.6%
-0.3%
+1.5%
-2.1%
+11.3%
+1.6%
OIBDA growth (Q1 08 y-o-y change)
Ex- forex & Airwave
Ex- forex
+5.3%
-2.3%
+13.1%
+0.2%
+0.9%
-3.9%
+6.5%
-2.8%
OIBDA margin (Q1 08)
y-o-y change
26.3%
(0.2p.p.)
24.1%
+0.1p.p.
19.0%
(0.1p.p.)
32.3%
(0.6p.p.)
44.8%
(2.0p.p.)
T. EUROPE
UK
GER
IRE
CR

- **Good customer growth to 42.8 m (+8.8% y-o-y)**
  - Focus on quality growth: 89% of 564K mobile net adds in contract (2x Q1 07)
  - 130K retail BB net adds (2.4x Q1 07) to reach > 800k customers (+58.4% y-o-y)
  - "Simplicity" and value tariffs increasingly attractive

- **Maintaining momentum, managing growth/margin balance in the UK**
- **First signs of turnaround in Germany**
- **Managing fixed line loss and robust growth in mobile in the Czech Republic:**
  - Margin dilution mainly due to Slovakian operations
- **Strong contract performance while regaining momentum with prepay customer growth in Ireland**

O2 UK: Continued momentum, managing growth/margin

Mobile contract net adds ('000)


206
3x
80
Q1 07
Q1 08

ARPU (y-o-y change in local currency)


+9.6%
+5.5%
34% of total
ARPU
DATA ARPU

Mobile service revenue (y-o-y change in l.currency)


+12.8%
€ 1,621 m
€ 1,620 m
Q1 07
Q1 08

- **Focus on contract: 38.1% weight (+2.6 p.p.)**
  - Robust contract net adds
  - Contract churn down to 1.5% from 2.0%
- **Mature prepay market:**
  - Prepay to contract migrations (Simplicity)
  - Retaining value: ARPU up 7.5% y-o-y in local currency
- **Gaining momentum in BB:**
  - 61k net adds in Q1 to reach 131k customers
  - Best quality perception in the UK
  - New mobile broadband offer launched
- **Growth / margin balance**
  - Sustained ARPU: +3.5% in voice; +50% in non-SMS data
  - Margin flat y-o-y on the back of retention and acquisition spend early in year

O2 Germany: First signs of turnaround

Q1 08 mobile net adds (´000)

y-o-y change


536
3x
206
2x
Contract
Total

Mar-08 ULL lines (´000)

y-o-y change


845
3x
125
4x
O2 DSL
ULL

Revenue growth & OIBDA margin (y-o-y change)

OIBDA Margin


19.0%
13.3%
+1.5%
- 1.9%
2007*
Q1 08

- **Wireless customer growth increased to 16.3% y-o-y, leveraging enlarged distribution & partners:**
  - 13.0 m mobile customers
  - DM for Fonic; new Debitel contract; Tchibo, Hansenet
- **Segmented positioning:**
  - Best Value for Money in the mobile market
  - Integrated fixed and mobile offers
- **Building foundations for future growth:**
  - Further expansion of channels and mobile networks
- **Partnership renewal with main ISPs in the BB market**
- **Encouraging trend on service revenue and positive total revenue growth in Q1:**
  - Driven by mobile customer base, ARPU and ULL base
  - Non-SMS data revenues up 27% y-o-y
- **OIBDA growth:**
  - Savings from restructuring
  - Broadband scale benefits

* Comparable y-o-y reported figures

De-leverage continuing with a comfortable liquidity position

Q1 08 Net Financial Debt Evolution


€ in millions
2.3x OIBDA[1]
45,284
-852
+193
+569
-55
-716
2.1x OIBDA[1]
44,423
Net Fin. Debt Dec-07
FCF Post-Minorities
Commitments cancellation
Share buy-back
Net Financial Investments
Change in consolidation, FX and others
Net Fin. Debt Mar-08

Mar-08 Net Financial Debt Maturity


€ in billions
-0.1
4.2
5.8
2008
2009
2010

Debt management

- 6.21% effective interest rate
- € 395 m debt savings due to currencies depreciating versus the Euro
- € 2.8 bn floating rate debt hedged with swaps and cap spreads

- Outlook upgrade to BBB+ positive by Fitch (Feb-08) supported by ongoing deleverage
- Negative net debt maturities for remaining 2008 and average debt life above 6 years
- 6% target for effective interest rate in the year

(1) Calculated based on Q1 08 OIBDA figure annualized excluding results on the sale of fixed assets

Returning value to shareholders

DIVIDENDS

DPS (in euros)


0.75
1.0
2007[1]
2008[2]

+

SHARE BUYBACKS

- Initial program announced in February 2008:
  - 2008- H1 09: 100 m shares
- **New framework:**
  - **2008: 100 m shares**
- Sensitive to cash flow generation and share price

Accelerated execution

- **35.7% of the program up to May 13th, 2008**

Growing path on shareholders returns

Cash Yield[3]


5.7%
6.5%
2007
2008E

(1) Paid in H2 07 (0.35€) and 0.4€ paid in H1 08
(2) Fiscal year 2008, to be paid in H2 08 and H1 09
(3) (Total Dividends paid in the year + Share buy-back) over market cap as of May 13th, 2008.

Conclusions

- **Solid performance across the P&L, on track to meet 2008 guidance**
- **Leveraging our diversification to consistently deliver sound organic growth:**
  - High single digit both in revenues and OIBDA
  - Double digit in OI
- **Double digit growth in EPS**
- **Continue focus on extract value through the transformation of our operating model to derive further efficiencies and sustain margins**
- **Continuing to monitor the economic slowdown in Europe**
- **Robust financial position, with leverage ratio in line with Company target**
- **Strong OpCF generation**
- **Returning value to shareholders,** accelerated execution of share buyback program

Telefonica